U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

BZ Group Holding Limited+
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   (Last)                           (First)             (Middle)

Egglirain 24
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                                    (Street)

8832 Wilen , Switzerland
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Tularik Inc. (TLRK)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


July 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

February 2001
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          07/30/02      J(1)          11,358,238      D     N/A      800,000         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          06/28/02      S(2)           1,200,000      D  USD 9.00       0
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          06/28/02      P(2)           1,200,000     A   USD 9.00  11,358,238        D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
+ BZ Group Holding Limited is reporting on behalf of itself, Pharma Vision AG and Spezialitaten Vision AG.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:
    See Attachment A for footnotes.



 BZ Group Holding Limited

 /s/ Kurt Schiltknecht                8/9/02
 ---------------------------------------------
 **Signature of Reporting person       Date
 By: Kurt Schiltknecht, Director


Pharma Vision AG

/s/ Martin Ebner                     8/9/02
---------------------------------------------
**Signature of Reporting person       Date
By: Martin Ebner, Chairman


Spezialitaten Vision AG

/s/ Martin Ebner                     8/9/02
---------------------------------------------
**Signature of Reporting person       Date
By: Martin Ebner, Chairman


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                    Attachment A

                            Explanation of Responses

(1) On July 30, 2002, BZ Group Holding Limited sold all of its holdings of registered shares of Pharma Vision AG and Spezialitaten Vision AG to Cantonal Bank of Zurich pursuant to a Purchase Agreement between BZ Group Holding Limited and Cantonal Bank of Zurich. Accordingly, as of July 30, 2002, BZ Group Holding Limited had no beneficial ownership of any Common Stock of Tularik Inc. (the "Company"), except that BZ Group Holding Limited directly held 800,000 shares of the Company's Common Stock, representing approximately 1.6% of Common Stock outstanding. Therefore, as of July 30, 2002, BZ Group Holding Limited ceased to be the beneficial owner of more than ten percent of the Company's Common Stock.

         The principal business address of Spezialitaten Vision AG is Egglirain 24, 8832 Wilen, Switzerland. The principal business address of Pharma Vision AG is Spielhof 3, 8750 Glarus, Switzerland.

(2) On June 28, 2002, Spezialitaten Vision AG sold its 1,200,000 shares of the Company's Common Stock previously reported on Form 4 to Pharma Vision AG.